SPL
Innovate·Adapt·Excel

FILE NO.
82 - 34708

November 19, 2003

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: SPL WorldGroup B.V., File No. 82-34708 / Additional Submission Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed information is being furnished on behalf of SPL WorldGroup B.V. (the "Company"), a private limited liability company organized under the laws of The Netherlands, pursuant to the exemption granted to the Company under Rule 12g3-2(b) of the Securities Exchange Act of 1934.

Accordingly, the following documents represent additional material being submitted in respect of the Company's File No. 82-34708:

1. Updated extract from the Trade Register in Amsterdam for SPL WorldGroup B.V., dated November 17, 2003 (in Dutch and accompanied by its English translation), with an explanatory Annex;
2. Press Release titled: "SPL WorldGroup Clients Receive Highest J.D. Power and Associates Customer Satisfaction Rankings for Medium-Size Utilities", dated November 19, 2003; and
3. New information the Company has posted on its internet website under the heading "Services" and titled: "Training Services", and other related information.

By providing the foregoing information, the Company is not admitting that any of such information is material to an investment decision in its equity securities.

If you have any questions or require any additional information, please contact me at (415) 357-4767 or Robert A. Zuccaro of Latham & Watkins at (212) 906-1295.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed, self-addressed stamped envelope.

Very truly yours,

Richard V. Zolezzi
Senior Vice President and General Counsel

dlw 11/21

RVZ:alk
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cc: Robert A. Zuccaro, Esq.

h:\ak\myd\SEC\(23rd subm) 11-19-03fdx.com

KAMER VAN KOOPHANDEL AMSTERDAM

Dossiernummer: 33257798 Blad 00001

Uittreksel uit het handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam

Rechtspersoon:	
Rechtsvorm	:Besloten vennootschap ....
Naam	:SPL Worldgroup B.V. ....
Statutaire zetel	:Amsterdam ....
Eerste inschrijving in het handelsregister	:06-04-1994 ....
Akte van oprichting	:28-03-1994 ....
Akte laatste statuten-wijziging	:05-06-2002 ....
Maatschappelijk kapitaal	:EUR 3.403.351,62 ....
Geplaatst kapitaal	:EUR 732.881,05 ....
Gestort kapitaal	:EUR 732.881,05 ....
Er zijn verschillende soorten aandelen	:Raadpleeg het handelsregisterdossier ....
Overige gegevens	:(Kapitaal omgezet in euro ex art. 2:178c B.W.)

Onderneming:	
Handelsna(a)m(en)	:SPL Worldgroup B.V. ....
Adres	:Teleportboulevard 140, 1043EJ Amsterdam ....
Correspondentieadres	:Postbus 2838, 1000CV Amsterdam ....
Telefoonnummer	:020-5405800 ....
Faxnummer	:020-6447011 ....
Datum vestiging	:28-03-1994 ....
Bedrijfsomschrijving	:Holding- en financieringmaatschappij ....
Werkzame personen	:0 ....

Bestuurder(s):

Naam	:Winer, Trevor ....
Geboortedatum en -plaats	:05-04-1939, Kroonstad, Zuid-Afrika ....
Adres	:12 Nursery Lane, Constantia 7806 Cape Town, ... Zuid-Afrika ....
Infunctietreding	:28-03-1994 ....
Titel	:Directeur ....
Bevoegdheid	:Alleen/zelfstandig bevoegd ....
Naam	:Meresman, Stanley J. ....
Geboortedatum en -plaats	:28-10-1946, New York City, Ver. Staten van .... Amerika ....
Adres	:Huntington Lane 2971, CA 94024 Los Altos, Ver.

26,32 17-11-2003 Blad 00002 volgt.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

	Staten van Amerika
Infunctietreding	:09-02-1998
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Rotbard, Aliza
Geboortedatum en -plaats	:12-01-1946, Buenos Aires, Argentinië
Adres	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israël
Infunctietreding	:28-12-2000
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Gruffat, Jean-Claude
Geboortedatum en -plaats	:06-11-1944, Lyon, Frankrijk
Adres	:8 Avenue de Lowendal, 75007 Parijs, Frankrijk
Infunctietreding	:15-04-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Peirce, Roger Leland
Geboortedatum en -plaats	:13-08-1943, Longview, Washington, Ver. Staten van Amerika
Adres	:12008 Emerald Hill, Los Altos CA 94022-4546, Ver. Staten van Amerika
Infunctietreding	:15-04-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd
Naam	:Israelstam, Lenard Sidney
Geboortedatum en -plaats	:14-02-1936, Johannesburg, Zuid-Afrika
Adres	:Nachshol street 4, Arsuf 46920, Israël
Infunctietreding	:06-10-2003
Titel	:Directeur
Bevoegdheid	:Alleen/zelfstandig bevoegd

Alleen geldig indien door de kamer voorzien van een ondertekening.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL
AMSTERDAM

42,32

Amstelveen, 17-11-2003

Voor uittreksel

mw. M. Schwegler

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

FILE NO.
82 - 34708

KAMER VAN KOOPHANDEL AMSTERDAM

English translation of an extract from the commercial register of the Chamber of Commerce and Industries for Amsterdam

---

Legal person:	
Legal form	:Besloten Vennootschap (Private Limited Liability Company)
Name	:SPL Worldgroup B.V.
Statutory seat	:Amsterdam
First registration in the commercial register	:06-04-1994
Incorporation deed	:28-03-1994
Deed of latest amendment of articles	:05-06-2002
Authorized capital	:EUR 3.403.351,62
Issued capital	:EUR 732.881,05
Paid up capital	:EUR 732.881,05
There are different classes of shares	:Consult the commercial register file
Other information	:See Dutch extract
Undertaking:	
Tradename(s)	:SPL Worldgroup B.V.
Address	:Teleportboulevard 140, 1043EJ Amsterdam
Mailing address	:Postbus 2838, 1000CV Amsterdam
Telephone number	:020-5405800
Fax number	:020-6447011
Date of establishment	:28-03-1994
Description of business conducted	:See Dutch extract
Employees	:0
Director(s):	
Name	:Winer, Trevor
Date and place of birth	:05-04-1939, Kroonstad, South-Africa
Address	:12 Nursery Lane, Constantia 7806 Cape Town, South-Africa
Date of entry into office	:28-03-1994
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Meresman, Stanley J.
Date and place of birth	:28-10-1946, New York City, United States of ...

29,00 17-11-2003 Page 00002 follows.

HOOFDKANTOOR
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POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

KAMER VAN KOOPHANDEL AMSTERDAM

	America
Address	:Huntington Lane 2971, CA 94024 Los Altos, United States of America
Date of entry into office	:09-02-1998
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Rotbard, Aliza
Date and place of birth	:12-01-1946, Buenos Aires, Argentina
Address	:Sea&Fun, Rozenblum 8, IS- 6101 Tel-Aviv, Israel
Date of entry into office	:28-12-2000
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Gruffat, Jean-Claude
Date and place of birth	:06-11-1944, Lyon, France
Address	:8 Avenue de Lowendal, 75007 Parijs, France
Date of entry into office	:15-04-2003
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Peirce, Roger Leland
Date and place of birth	:13-08-1943, Longview, Washington, United States of America
Address	:12008 Emerald Hill, Los Altos CA 94022-4546, United States of America
Date of entry into office	:15-04-2003
Title	:Directeur
Powers	:Solely/independently authorised
Name	:Israelstam, Lenard Sidney
Date and place of birth	:14-02-1936, Johannesburg, South-Africa
Address	:Nachshol street 4, Arsuf 46920, Israel
Date of entry into office	:06-10-2003
Title	:Directeur
Powers	:Solely/independently authorised

Issued by the chamber of commerce

16,00 17-11-2003 Page 00003 follows.

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

KAMER VAN KOOPHANDEL
AMSTERDAM

45,00

Amstelveen, 17-11-2003

M. SCHWEGLER

HOOFDKANTOOR
DE RUYTERKADE 5
POSTBUS 2852, 1000 CW AMSTERDAM
T (020) 531 40 00 F (020) 531 45 96

Annex

Annex to the extract from the Dutch Trade Register for SPL WorldGroup B.V., dated: November 17, 2003

Changes registered with the Trade Register as evidenced by this extract:

- Decrease of the issued share capital with NLG 28,800 (equals EUR 13,068.88) per November 3, 2003, registered with the Trade Register by means of filing a Form 15 to reflect the cancellation of certain shares repurchased by SPL WorldGroup B.V., as approved by its shareholders at its Annual General Meeting held April 15, 2003 in Amsterdam, and as recorded in the official minutes of such meeting, a copy of which has also been filed with the Trade Register in Amsterdam on September 1, 2003.

Contact us at:
1-800-ASK-4-SPL

Or email:
splinfo@splwg.com



News : Press Releases



SPL WorldGroup Clients Receive Highest J.D. Power and Associates Customer Satisfaction Rankings for Medium-Size Utilities

Morristown, NJ, November 19, 2003 — SPL WorldGroup clients occupy all three highest slots for medium-size utilities in the J.D. Power and Associates 2003 Electric Utility Residential Customer Satisfaction Study^{SM}.

Receiving top honors was Colorado Springs Utilities and Omaha Public Power District in a tie, followed by JEA (Jacksonville Electric Authority). According to the study announcement, "OPPD repeats its 2002 top ranking, while Colorado Springs Utilities is included in the study for the first time."

Also ranking high among medium-size utilities were SPL clients Tucson Electric Power (ranked in 5th place) and Idaho Power (tied for #8th place). The segment covers utilities serving 160,000 to 400,000 residential customers.

SPL supported high-ranking utilities in other segments, too. Florida Power & Light and TXU Energy were ranked in the top six for large utilities in the Southern Region. In the Midwestern Region, SPL client Kansas City Power & Light tied for fifth.

"SPL clients have received consistently high marks in customer satisfaction surveys," commented Dave Mulit, SPL's general manager for the Americas. "We share their dedication to high-quality customer service, and we are proud that our customer care and billing systems can play a role in their success."

Industry analysts have frequently noted the importance of customer care and billing systems to customer satisfaction.

Warren B. Causey, for instance, notes, "Today's U.S. utilities clearly recognize the relationship between customer satisfaction and customer care systems. When we asked utilities recently to rank the reasons for replacing a customer care system, improving customer service came in a strong second place—right after replacing outdated or unstable technology. In fact, on a scale of 1 to 5, investor-owned utilities gave improved service a 4.21, and municipals and co-ops gave it a 4.75."

META Group analyst Zarko Sumic says that his clients strongly agree. "A utility's customers are not all the same," he points out. "Being able to responding to multiple and changing needs of different customer segments requires the flexibility you get from the leading customer care

and billing systems. They enable customer service reps to answer questions quickly and completely because they have fast and easy access to customers' complete records. In addition, modern customer care and billing systems also help utilities to configure and offer new products and services faster. In short, customer care and billing infrastructure underpins customer satisfaction."

###

Editorial Note:
J.D. Power and Associates states that its study "is based on nearly 25,000 telephone interviews collected during April and May of 2003 with residential customers of the 77 largest electric utilities across the continental United States. Overall satisfaction is measured based on performance in five factors (in order of importance): power quality and reliability; company image; price and value; billing and payment; and customer service." The press release that is the source of the J.D. Power quotes above is on the web at http://www.jdpa.com/news/releases/pressrelease.asp?ID=2003062.

About SPL WorldGroup
As the world leader in customer care and billing software, SPL WorldGroup helps energy and service companies achieve excellence in billing, customer care, sales and marketing. Using outstanding technology and its unparalleled implementation success record, SPL helps its clients attract, nurture and maximize the value of their customers.

From prospect management, billing and customer care through quoting and credit and collections, SPL provides energy, water and service companies with strategic options for managing residential, commercial and industrial customers in both regulated and competitive markets, across multi-product service lines.

Led by an experienced and visionary management team, and in partnership with the world's leading systems integrators and technology innovators, SPL's 600 professionals in North America, Europe, the Middle East and Asia Pacific dedicate themselves to providing value to clients by implementing solutions that fit the specific needs of energy, water and service related companies and building long-term relationships based on confidence and trust.

Visit SPL WorldGroup at www.splwg.com or call +1-973-539-6268 (New Jersey), +44-207-851-6840 (London), or +61-2-8258-8200 (Sydney). Within the US and Canada, call 1-800-275-4775.

About Warren B. Causey, Ltd.
Warren B. Causey, Ltd., was founded in 1996 by Warren B. Causey, an independent researcher, writer and editor with more than 30 years of experience. The company produces written materials in a variety of formats, conducts primary and secondary research, and provides consulting. *The Warren B. Causey, Ltd. CIS/CRM Report, Fourth Edition—2003*, is available at www.wbcausey.com.

About META Group
META Group is a leading provider of information technology research, advisory services, and strategic consulting. Delivering objective and actionable guidance, META Group's experienced analysts and consultants are trusted advisors to IT and business executives around the world. Visit www.metagroup.com for more details

FILE NO.
82 - 34708

SPL
Innovate Adapt Excel

Contact us at:
1-800-ASK-4-SPL

Or email:
splinfo@splwg.com



Services : Training



As part of the Delivery Services division of SPL, our mission is to prepare customers, partners, and employees to successfully implement and maintain SPL's customer management software solutions though a variety of educational events, collaboration on training issues, and adherence to professional training standards.

The goal of our training is to enable our customers and partners to customize and utilize our software solutions to meet business objectives.

Find out more about:

- Our Curriculum
- Our Trainers
- Knowledge Transfer

Find out more:

- **For more information about Training Services, please email us at training@splwg.com**

Contact us at:
1-800-ASK-4-SPL

Or email:
splinfo@splwg.com



Services : Training



Our Curriculum

Our training products and services promote skill development and proficiency at every level of your organization. We can reduce the learning curve and help lower your operating costs. We provide a *comprehensive curriculum, with class topics ranging from entity* relationships, soft table configuration, and administrator functionality to technical architecture, operations, and tools.

By incorporating SPL training as part of your implementation project, you can expect:

- Smoother implementations
- Enhanced project team efficiencies
- Lower risk associated with going live

Find out more:

- **For more information about Training Services, please email us at training@splwg.com**

SPL
Innovate Adapt Excel

Contact us at:
1-800-ASK-4-SPL

Or email:
splinfo@splwg.com



Services : Training



Our Trainers

SPL has provided training to thousands of users of its customer information systems products across the globe. SPL's Trainers:

- Practice proven instructional methodology.
- Teach classes that are student-centered and incorporate plenty *of hands-on practice and real-world examples.*
- Are world-class educators with extensive CIS experience.

Find out more:

- **For more information about Training Services, please email us at training@splwg.com**

SPL
Innovate Adapt Excel

Contact us at:
1-800-ASK-4-SPL

Or email:
splinfo@splwg.com



Services : Training



Knowledge Transfer

Also built into our implementation methodology is the idea that client participation is vital to the success of the project. From start-up to deployment, your team is involved and working beside SPL subject-matter-experts to implement our products. Throughout the project, our approach provides an opportunity for SPL to collaborate with you by continually assessing and aligning business project goals. Along with our instructor-led training, this collaboration ensures that your technical and business staff gain an in-depth understanding of our products.

Find out more:

- **For more information about Training Services, please email us at training@splwg.com**